GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

GOLDCORP TO RELEASE 2016 THIRD QUARTER RESULTS ON OCTOBER 26TH; CONFERENCE CALL AND WEBCAST ON OCTOBER 27TH

Vancouver, British Columbia, September 15, 2016 – GOLDCORP INC. **(TSX: G, NYSE: GG)** will release 2016 third quarter results after the market close on Wednesday, October 26, 2016.

Third Quarter 2016 Conference Call and Webcast details below:
Date: Thursday, October 27, 2016
Time: 10:00 a.m. (PDT)
Dial-in: 800-355-4959 (toll-free); 416-340-2216 (outside Canada and the US)
Replay: 800-408-3053 (toll-free); 905-694-9451 (outside Canada and the US)
Replay end date: November 27, 2016
Replay Passcode: Conference ID#: 5644646

A live and archived webcast will also be available at www.goldcorp.com.

About Goldcorp
Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

For further information, please contact:
Lynette Gould
Director, Investor Relations
(800) 567-6223
E-mail: info@goldcorp.com
www.goldcorp.com